                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. __)

                           PERSISTENCE SOFTWARE, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   715329 10 8
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                                 (CUSIP Number)

                               NORMAN R. ROBERTSON
  SENIOR VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER
                          PROGRESS SOFTWARE CORPORATION
                                   14 OAK PARK
                                BEDFORD, MA 01730
                                 (617) 280-4000

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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               SEPTEMBER 26, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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CUSIP NO. 715329 10 8                 13D                      PAGE 2 OF 8 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
     PROGRESS SOFTWARE CORPORATION
     I.R.S. IDENTIFICATION NO.: 04-2746201
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]   (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC  (SEE ITEM 3 BELOW.)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     THE COMMONWEALTH OF MASSACHUSETTS

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NUMBER OF SHARES                   7    SOLE VOTING POWER                0
BENEFICIALLY
OWNED BY                           ---------------------------------------------
REPORTING PERSON                   8    SHARED VOTING POWER        996,466(1)
WITH
                                   ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER           0

                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER         0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON       996,466(1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               34.0%(2)

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14   TYPE OF REPORTING PERSON*
     CO

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(1) 996,466 shares of Persistence common stock are subject to Voting Agreements entered into between Progress and certain stockholders of Persistence (discussed in Items 3 and 4 below), of which 212,544 shares are issuable upon exercise of outstanding options and warrants which are either vested or will vest within 60 days of September 26, 2004.

(2) Based on the number of shares of Persistence common stock outstanding as of September 26, 2004 (as represented by Persistence in the Merger Agreement discussed in Item 4 below), the number of shares of Persistence common stock indicated, including the shares of Persistence common stock subject to options and warrants that are exercisable within sixty days of September 26, 2004, represents approximately 34.0% of the outstanding Persistence common stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by Progress that it is the beneficial owner of any of the common stock of Persistence referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Persistence Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1720 South Amphlett Boulevard, Third Floor, San Mateo, California 94402.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The name of the person filing this statement is Progress Software Corporation, a Massachusetts corporation ("Progress").

          (b) The address of Progress' principal office and principal business is 14 Oak Park, Bedford, Massachusetts 01730.

          (c) Progress develops, markets and distributes software to simplify and accelerate the development, deployment, integration and management of business applications.

          (d) Neither Progress nor, to Progress' knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d).

          (e) Neither Progress nor, to Progress' knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(e).

          (f) With the exception of Mr. Sanjay Vaswani, who is an Indian citizen, to Progress' knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As an inducement for Progress to enter into the Merger Agreement described in Item 4 and in consideration thereof, the directors, officers and certain stockholders of the Issuer entered into Voting Agreements with Progress (discussed in Item 4 below). Progress did not pay additional consideration to the directors, officers and certain stockholders of the Issuer in connection with the execution and delivery of the Voting Agreements. In addition, the directors, officers and certain stockholders of the Issuer granted Progress an irrevocable proxy with respect to the Issuer securities covered by the Voting Agreements.

          References to, and descriptions of, the Merger (discussed in Item 4 below), the Merger Agreement and the Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) Pursuant to the Voting Agreements, dated as of September 26, 2004 (the "Voting Agreements"), among Progress and certain stockholders of the Issuer listed on Schedule B hereto (collectively, the "Stockholders"), Progress may be deemed to be the beneficial owner of 996,466 shares of Issuer common stock (collectively, the "Subject Shares"). Progress and the Stockholders entered into the Voting Agreements to induce Progress to enter into the Agreement and Plan of Merger, dated September 26, 2004 (the "Merger Agreement"), among Progress, Issuer and PSI Acquisition Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Progress ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Progress (the "Surviving Corporation"). In the Merger, each share of Issuer common stock will be converted into the right to receive $5.70 in cash, without interest. The Merger is subject to customary conditions, including requisite approval by the stockholders of the Issuer.

          The Voting Agreements were entered into as a condition to the willingness of Progress to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements (including any stock options, warrants or similar instruments) will be subject to the Voting Agreements. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Progress being deemed to acquire beneficial ownership of additional securities of the Issuer.

          Pursuant to the Voting Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock or other securities of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements), have agreed, among other things, (i) not to cause or permit any Transfer (as defined in Section 1(c) of the Voting Agreements) of any of the shares to be effected or make any offer regarding the Transfer of any of the shares; (ii) not to deposit, or permit the deposit of, any shares in a voting trust, grant any proxy in respect of the shares, or enter into any voting agreement or similar arrangement, commitment or understanding; (iii) to vote in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (iv) to vote against approval of any proposal made in opposition to, or in competition with, consummation of the Merger, including, without limitation, any acquisition proposal or superior offer (defined in Sections 5.4(a) and 5.1(c), respectively, of the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of any Stockholder under the Voting Agreement.

          Further, as part of the Voting Agreements, each Stockholder has entered into an Irrevocable Proxy thereby irrevocably appointing members of the Board of Directors of Progress, and each of them individually, as the sole and exclusive attorneys and proxies of each Stockholder (the "Attorneys"), with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of Issuer that now are or hereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of the Issuer issued or issuable in respect thereof on or after the date of the Voting Agreement in accordance with the terms of the Irrevocable Proxy, a copy of which is attached as Exhibit I to the Voting Agreement filed as Exhibit 2 to this Schedule 13D. The names of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder, are set forth on Schedule B hereto.

          In exercising the right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys' rights are limited to voting the Subject Shares, or granting a consent or similar approval with respect to the Subject Shares, (i) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger, including, without limitation, any acquisition proposal or superior offer (defined in Sections 5.4(a) and 5.1(c), respectively, of the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of any Stockholder under the Voting Agreement.

          The Voting Agreements and Irrevocable Proxies expire upon the earlier of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or
          (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 7 of the Merger Agreement.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub as of immediately prior to the consummation of the Merger, until their resignation or removal or until their successors are duly elected and qualified. The existing director of Merger Sub is Joseph W. Alsop. The officers of the Surviving Corporation shall be the existing officers of Merger Sub as of immediately prior to the consummation of the Merger.

          The existing officers of Merger Sub are Joseph W. Alsop, President, Norman R. Robertson, Treasurer, and James D. Freedman, Secretary.

          (e) Other than as a result of the Merger described in this Item 4, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer shall be amended and restated to be the same in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, until thereafter amended. The name of the Surviving Corporation shall be Persistence Software, Inc. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h) - (i) Upon consummation of the Merger, the Issuer common stock will be delisted from The Nasdaq SmallCap Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Progress currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Progress reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As a result of the Voting Agreements, Progress may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares (which include 212,544 shares of common stock subject to options and warrants that are exercisable within 60 days of September 26, 2004) constitute approximately 34.0% of the issued and outstanding shares of Issuer common stock, based on the Issuer's representation in the Merger Agreement that there were 2,718,664 shares of Issuer common stock issued and outstanding at the close of business on September 26, 2004. Progress may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 4 above. However, Progress is not entitled to any rights as a stockholder of Issuer as to the Subject Shares and expressly disclaims any beneficial ownership of the shares covered by the Voting Agreements. Progress does not have the power to dispose of the Subject Shares.

          (c) Neither Progress nor, to the knowledge of Progress, any person named in Schedule A has effected any transaction in the Issuer common stock during the past 60 days.

          (d) To the knowledge of Progress, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of Issuer.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Progress, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

99.1 Agreement and Plan of Merger dated as of September 26, 2004, by and among Progress Software Corporation, a Massachusetts corporation, PSI Acquisition Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Progress and Persistence Software, Inc., a Delaware corporation (filed as Exhibit 99.1 to the periodic report on Form 8-K of Progress Software, filed with the SEC on September 27, 2004, and incorporated herein by reference).

99.2 Form of Voting Agreement and Irrevocable Proxy dated September 26, 2004, which has been entered into between Progress Software Corporation and those stockholders of Persistence Software, Inc. listed on Schedule B hereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 6, 2004


                                  Progress Software Corporation

                                  By: /s/ Norman R. Robertson
                                     -------------------------------------------
                                      Norman R. Robertson
                                      Senior Vice President, Finance and
                                      Administration and Chief Financial Officer

                                   SCHEDULE A

     A. EXECUTIVE OFFICERS AND EMPLOYEE MEMBERS OF THE BOARD OF DIRECTORS OF PERSISTENCE SOFTWARE, INC.

NAME:                    PRINCIPAL OCCUPATION OR EMPLOYMENT:
------------------       -------------------------------------------------------
Christopher Keene        Chief Executive Officer, Director

Derek Henninger          Vice President of Worldwide Field Operations

Brian Tobin              Acting Chief Financial Officer

Vivek Singhal            Vice President of Engineering

*All individuals listed in the above table are employed by Persistence Software, Inc. ("Persistence"). The address of Persistence's principal place of business is 1720 Amphlett Boulevard, Third Floor, San Mateo, California 94402. With the exception of Mr. Sanjay Vaswani, who is an Indian citizen, each of these individuals is a citizen of the United States.

     B. NON-EMPLOYEE MEMBERS OF THE BOARD OF DIRECTORS OF PERSISTENCE SOFTWARE, INC.

                       PRINCIPAL OCCUPATION OR   NAME AND ADDRESS OF PRINCIPAL
NAME:                  EMPLOYMENT:               EMPLOYER:
---------------------  -----------------------   -------------------------------
Lawrence Owen Brown    Management Consultant     Owen Brown Enterprises, Ltd.
                                                 101 Puesta del Sol
                                                 Los Gatos, CA 95032

Thomas P. Shanahan     Director                  Needham Capital Partners
                                                 3000 Sand Hill Road
                                                 Building 2, Suite 190
                                                 Menlo Park, CA 94025

James F. Sutter        Management Consultant     Peer Consulting Group
                                                 21 Curl Drive
                                                 Corona del Mar, CA 92625

Sanjay Vaswani         Partner                   Center for Corporate Innovation
                                                 873 Santa Cruz Ave., Suite 202
                                                 Menlo Park, CA 94025

                                   SCHEDULE B

                           PERSISTENCE SOFTWARE, INC.
                    VOTING AGREEMENTS AND IRREVOCABLE PROXIES
            THE INFORMATION IN THIS SCHEDULE IS BASED ON INFORMATION
                       PROVIDED BY PERSISTENCE TO PROGRESS

     The following is the list of the holders of common stock of Persistence who entered into Voting Agreements and Irrevocable Proxies with Progress on September 26, 2004. The information in this schedule is based upon information provided by Persistence to Progress.

                                 SHARES OF PERSISTENCE    PERCENTAGE OF PERSISTENCE
                                      COMMON STOCK               COMMON STOCK
STOCKHOLDER                      BENEFICIALLY OWNED (1)       BENEFICIALLY OWNED
----------------------------     ----------------------   -------------------------
Needham Capital Partners (2)           501,380                       17.7%
Thomas P. Shanahan (3)                 496,380                       17.5%
Christopher T. Keene (4)               286,906                       10.5%
Derek Henninger (5)                    130,708                        4.8%
Vivek Singhal (6)                       37,215                        1.4%
Brian Tobin (7)                          4,056                          *
Sanjay Vaswani (8)                      18,966                          *
Lawrence Owen Brown (9)                  7,958                          *
James Sutter (10)                        9,277                          *

----------------------
     * Less than 1%


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. All the shares of common stock shown as beneficially owned by the persons named in the table include shares of common stock subject to options that may be exercised within 60 days of September 26, 2004. The calculations are based on 2,718,664 shares outstanding as of September 26, 2004.

(2) Includes 289,176 shares held by Needham Capital Partners III, L.P., 29,694 shares held by Needham Capital Partners IIIA, L.P., immediately exercisable warrants to purchase 92,717 shares held by Needham Capital Partners III, L.P. and immediately exercisable warrants to purchase 9,520 shares held by Needham Capital Partners IIIA, L.P. Needham Capital Management, L.L.C. is the general partner of each of the above private limited partnerships. Also includes 56,998 shares held by Needham Capital Partners III (Bermuda), L.P. and immediately exercisable warrants to purchase 18,275 shares held by Needham Capital Partners III (Bermuda), L.P. Needham Capital Management (Bermuda), L.L.C. is the general partner of such entity. Thomas P. Shanahan, a director of the Company, George A. Needham, John C. Michaelson and John J. Prior are each managing members of Needham Capital Management, L.L.C. and Needham Capital Management (Bermuda), L.L.C., and share voting and dispositive power with respect to the shares held by such entities. Also includes 5,000 shares held by Needham Contrarian Fund, L.P. Mr. George
     A. Needham is the Managing General Partner of Needham Management Partners, L.P., the general partner of such entity.

(3)  See Note 2. Excludes 5,000 shares held by Needham Contrarian Fund, L.P.

(4) Includes 258,215 shares held in the name of "Christopher Keene and Yvonne Keene Community Property," and shares held by the following trusts: 9,200 shares held by The Alexander Allan Keene Trust and 9,200 shares held by The Austen Foster Keene Trust. Includes 9,791 shares issuable upon exercise of options that are exercisable on or before November 25, 2004.

(5) Includes 8,540 shares issuable upon exercise of options that are exercisable on or before November 25, 2004. Also includes shares held by the following trusts, of which Mr. Henninger and Elizabeth W. Henninger share voting and dispositive power as trustees: 105,388 shares held by The Henninger Family Trust, 8,390 shares held by The Henninger Family Irrevocable Trust fbo Grant Larson Henninger U/A/D 04/03/2000 and 8,390 shares held by The Henninger Family Irrevocable Trust fbo Webb Ryan Henninger U/A/D 04/03/2000.

(6) Includes 34,244 shares issuable upon exercise of options that are exercisable on or before November 25, 2004.

(7) Includes 3,306 shares issuable upon exercise of options that are exercisable on or before November 25, 2004.

(8) Includes 18,916 shares issuable upon exercise of options that are exercisable on or before November 25, 2004.

(9) Consists of 7,958 shares issuable upon exercise of options that are exercisable on or before November 25, 2004.

(10) Consists of 9,277 shares issuable upon exercise of options that are exercisable on or before November 25, 2004.